

Annual Report

2018

Throughout this document, mentions of Volaero UAV & Drones Holding Corp. refer to Volaero, a corporation formed on May 19, 2016 in Florida (the "company"). The company's physical address is 5375 N Hiatus Road, Sunrise, Florida 33351.

You may contact the company by emailing info@volaerodrones.com. This annual report is posted on the company's web site, www.volaerodrones.com. The company may provide additional, occasional updates to investors via Netcapital.com and startengine.com.

This document was prepared with the help of Netcapital Systems LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Financial statements referenced in the text are enclosed at the end of this document.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the company? (§ 227.201(a))

Volaero UAV & Drones Holding Corp. ("Volaero" or the "company") is a corporation formed on May 19, 2016 in Florida. The company's physical address is 5375 N Hiatus Road, Sunrise, Florida 33351.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the company, all positions and offices with the company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

CHARLES ZWEBNER

Board positions with VolAero

Dates	Position	Principal occupation
05/2016 - Current	Director	CEO and President of VolAero UAV Drones & Holding Corp.

Positions with VolAero

Dates	Position	Responsibilities
05/2016 - Current	CEO and President	Oversee all Operations

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
05/2014 - 09/2018	Cipher Alliance Corps	*Title*: President & CEO *Principal Business*: Communications *Responsibilities*: Oversaw all Operations

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Charles Zwebner owns 3,250,000 shares of Common Stock, representing a voting power of 63.8%.

4. Describe the business of the company and the anticipated business plan of the company. (§ 227.201(d))

We provide innovative drone, imagery, and data processing technologies to companies so they can provide clients and customers with fast, accurate, and reliable data, enabling them to develop timely and actionable analytics while saving time, money, and resources and empowering them to better manage their affairs and compete in an ever-increasing competitive environment.

5. How many employees does the company currently have? (§ 227.201(e))

Five (5)

6. Discuss the material factors that make an investment in the company speculative or risky. (§ 227.201(f))

The risk factors described below are not intended to be an exhaustive list of the general or specific risks involved, but to identify certain risks that we currently foresee. Additional risks and uncertainties that are not yet identified or that we currently consider to be immaterial may also materially adversely affect our business and financial condition in the future. Any of the risks described in this Annual Report could materially adversely affect us and could result in a complete loss of an investment in the Common Stock. To the extent that any of the information contained in this Offering constitutes forward looking statements, the risk factors set forth below are cautionary statements identifying important factors that could cause the actual results of the Company for various financial reporting periods to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

1. We have been operating for two years with minimal success, which makes it difficult to evaluate our medium and long term prospects.

2. We are a young company entering into this new business. Because of this limited history, we do not have sufficient insight into trends that may emerge in our market and affect our business. The revenue and income potential of our business are not proven. As a result of this limited history, we have limited financial data that can be used to evaluate our business. You must consider our prospects in light of the risks, expenses and challenges we might encounter because we are at an early stage of development in a rapidly evolving market.

3. We believe that the rapidly changing market in which we operate makes it impossible to predict the extent of our overall success. We may not be able to achieve favorable operating results or

profitability or generate sufficient cash flow to support our business internally and to make distributions to the shareholders.

4. Product development is a long, expensive and uncertain process. The development of both UAV software and hardware is a costly, complex and time-consuming process, and investments in product development often involves a long wait until a return, if any, can be achieved on such investment. We might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market, which might allow competing products to emerge during the development and certification process. We anticipate making investments in research and development relating to our products and services, but such investments are inherently speculative and require substantial capital expenditures. Any unforeseen technical obstacles and challenges that we encounter in the research and development process could result in delays in or the abandonment of product commercialization, may substantially increase development costs, and may negatively affect our results of operations.

5. Successful technical development of our products does not guarantee successful commercialization. We may fail to achieve commercial success for a number of reasons, including, among others, the following:

    a. failure to obtain the required regulatory approvals for their use;

    b. prohibitive production costs;

    c. competing products;

    d. lack of product innovation;

    e. unsuccessful distribution and marketing through our sales channels;

    f. insufficient cooperation from our supply and distribution partners; and

    g. product development that does not align with or meet customer needs.

6. Our success in the market for the products and services we develop will depend largely on our ability to properly demonstrate their capabilities. Upon demonstration, our platform of systems may not have the capabilities they were designed to have or that we believed they would have. Furthermore, even if we do successfully demonstrate our products' capabilities, potential customers may be more comfortable doing business with a competitor, or may not feel there is a significant need for the products we develop.

7. If we fail to protect our intellectual property rights, we could lose our ability to compete in the marketplace. Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. Patent protection can be limited and not all intellectual property can be patented. We expect to rely on a combination of patent, trademark, copyright, and trade secret laws as well as confidentiality agreements and procedures, non-competition agreements and other contractual provisions to

protect our intellectual property, other proprietary rights and our brand. Our intellectual property rights may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees or competitors. Furthermore, our competitors may independently develop technologies and products that are substantially equivalent or superior to our technologies and products, which could result in decreased revenues. Litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use it to enhance their products. Our inability to adequately protect our intellectual property rights could adversely affect our business and financial condition, and the value of our brand and other intangible assets.

8. Other companies may claim that we infringe their intellectual property, which could materially increase our costs and harm our ability to generate future revenue and profit. We do not believe that our technologies infringe on the proprietary rights of any third party, but claims of infringement are becoming increasingly common and third parties may assert infringement claims against us. It may be difficult or impossible to identify, prior to receipt of notice from a third party, the trade secrets, patent position or other intellectual property rights of a third party, either in the United States or in foreign jurisdictions. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether. We may incur substantial product liability claims relating to our products. As a manufacturer of UAV products, and with aircraft and aviation sector companies under increased scrutiny, claims could be brought against us if use or misuse of one of our UAV products causes, or merely appears to have caused, personal injury or death. In addition, defects in our products may lead to other potential life, health and property risks. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources. We are unable to predict if we will be able to obtain or maintain product liability insurance for any products that may be approved for marketing. Our financial condition and results of operations will significantly rely on management.

9. The shareholders of the Company will have limited control over or influence in the management of the Company, which will be under the substantial control of the management of the Company. Successful operations and investments of our business will be dependent in major part upon the operating and management skills of our management. The loss of the services of our President and Chief Executive Officer, Charles J. Zwebner, or any other person of our management team, would have a material adverse impact on our ability to realize our objectives, which may adversely affect the Company's financial condition and results of operations.

10. We may not be able to raise capital as needed to maintain our operations.

11. We may need to raise additional funds to support all of our strategies. Additional financing may not be available to us on favorable terms, if at all. If we cannot raise needed funds on acceptable terms, the Company may not be able to develop its business, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm its business, financial condition and results of operations. We may also require additional capital for general working capital purposes. If we cannot raise needed funds on acceptable terms, we may not be able to develop our business, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, financial condition and results of operations.

12. In addition, our actual funding requirements may be greater than anticipated if certain assumptions turn out to be incorrect. Therefore, you should consider our estimates in light of the following facts:

    a. the estimated funding requirements may not reflect sufficient contingency amounts and may increase, perhaps substantially, if the Company is unable to generate revenues in the amount and within the time frame expected or if the Company has unexpected cost increases; and

    b. the Company faces many challenges and risks.

13. Any financial projections of our future operations presented in a format are prepared by management for internal budgeting purposes. Management has made various assumptions upon which these projections are based. These assumptions, and the projections themselves, are considered by management to be reasonable, but future events and operating results are not subject to accurate projections. The objective of the financial projections is to provide management's estimates of future financial results assuming one or more hypothetical or stipulated events occur. Accordingly, any prospective investors should be aware that these projections and the underlying assumptions constitute "forward-looking statements" and are subject to all of the caveats set forth under the caption "A Note About Forward Looking Statements." NO REPRESENTATION OR WARRANTY IS TO BE INFERRED FROM THESE PROJECTIONS. INVESTORS ARE THEREFORE URGED TO CONSULT WITH THEIR OWN ADVISORS (WHOSE VIEWS MAY DIFFER FROM THOSE DESCRIBED IN OUR PROJECTIONS) WITH RESPECT TO OUR ASSUMPTIONS AND OUR RESULTANT PROJECTIONS.

14. The Company faces significant competition. We may not be able to successfully compete in our market, which could result in a failure to implement our business strategy, adversely affecting our ability to attract potential customers. Significant price competition would reduce the returns realized by the shareholders' investments. Many of our competitors have greater financial resources to devote to marketing their properties and may be able to respond more quickly to changes in buyers' requirements. There can be no assurance that we will be able to compete successfully in this environment. If we do not adapt to effectively compete in such a highly competitive environment, such competitive factors could have an adverse effect on our business which, as a result, may adversely affect our financial condition or results of operations.

15. Changes in general economic and business conditions, internationally, nationally and in the markets in which we operate, could have an adverse effect on our business, financial condition or results of operations.

16. Our operating results may be subject to factors which are outside of our control, including changes in general economic and business conditions, internationally, nationally and in the markets in which we operate. Such factors could have a material adverse effect on our business, financial condition or results of operations.

17. In addition, disruptions in the credit and financial markets, declines in consumer confidence, increases in unemployment, declines in economic growth and uncertainty about corporate earnings could have a significant negative impact on the U.S. and global financial and credit markets and the overall economy. Such events could have an adverse impact on financial institutions resulting in limited access to capital and credit for many companies. Furthermore, economic uncertainties make it very difficult to accurately forecast and plan future business activities. Changes in economic conditions, changes in financial markets, deterioration in the capital markets or other factors could have an adverse effect on the financial position, revenues, results of operations and cash flows of the Company.

18. Rapid technological changes may adversely affect the market acceptance of our products and could adversely affect our business, financial condition and results of operations.

19. The market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties internally or in conjunction with key vendors and partners that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degree of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected.

20. Our products are subject to regulations of the Federal Aviation Administration (the "FAA"). On June 21, 2016, the FAA announced it has finalized the first operational rules for routine commercial use of small UAS, known as (part 107) which for purposes of the regulations are unmanned aircraft weighing less than 55 pounds that are conducting non-hobbyist operations. These rules went into effect during August 2016 following the FAA announcement.

21. Our future results may be affected by various legal and regulatory proceedings and legal compliance risks, including those involving product liability, antitrust, intellectual property,

environmental, regulations of the FAA, the U.S. Foreign Corrupt Practices Act and other anti-bribery, anti-corruption, or other matters.

22. The outcome of these legal proceedings may differ from our expectations because the outcomes of litigation, including regulatory matters, are often difficult to reliably predict. Various factors or developments can lead us to change current estimates of liabilities and related insurance receivables where applicable, or make such estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on our results of operations or cash flows in any particular period.

23. There is no public market for our Common Stock. We cannot assure you that a public market for our securities will develop. We have not registered the sale of the Common Stock under the Securities Act of 1933 or any state securities laws. The Common Stock is highly illiquid, have no current or anticipated future public market and are not transferable except in accordance with the Securities Act of 1933. You may be required to retain the investment in our securities indefinitely. Each Purchaser of the Common Stock is required to represent that the Common Stock are being acquired for their own account, for investment purposes only, and not with a view to resale. Consequently, the Common Stock may not be resold or otherwise transferred unless they are subsequently registered under applicable securities laws or an exemption therefrom is available. In view of these and other limitations to the transfer of the Common Stock as described herein, the Common Stock should be considered an illiquid investment which may need to be held indefinitely.

24. The use of proceeds of the Offering may be altered. From time-to-time, the Company will evaluate the use of its cash to determine whether the current application should be changed. As a result, the use of such funds may be materially changed. The Company will have significant discretion in applying the net proceeds of the Offering. The failure of the Company to apply such funds effectively could have a material adverse effect on our business, prospects, financial condition and results of operations.

25. Your investment could be illiquid for a long time or may never become liquid. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the shares or units you receive in the Netcapital offering. More importantly, there is no regular, established market for these shares or units and there may never be one. As a result, if you decide to sell these units in the future, you may not be able to find a buyer. While Netcapital currently offers a secondary transfer platform that may permit you to sell your shares to eligible buyers, there is no guarantee that you either will be able to sell your shares or units or sell them at prices that you may consider attractive or that this secondary trading platform will continue to be operated by Netcapital.   It is possible that the Company could be acquired at some point in the future or could conduct one or more offerings, public or private, that might provide liquidity to you. However, that may never happen or it may happen at a price that results in you losing money on this investment.

7. Describe the ownership and capital structure of the company, including: the terms of the securities being offered and each other class of security of the company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	10,000,000	5,105,806	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

Those investors that participated in our offering via Start Engine are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

8. Describe how the exercise of rights held by the principal shareholders of the company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our offerings made pursuant to section 4(a)(6) of the Securities Act.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

When VolAero's securities were offered through both Netcapital and Startengine the securities were valued at $1.00 per share, implying a post-money valuation of $5,105,000. This valuation was based on the current composition of the team, the technology currently built, and the market value of competitors.

For the purposes of the methods for how the securities would be valued in the future, the same factors would be taken into account in arriving at a valuation.

10. Describe the risks to purchasers of the securities relating to minority ownership in the company and the risks associated with corporate actions including additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties; and a description of (portions of § 227.201(m))

Those investors who purchased common stock through Netcapital or Startengine have a minority ownership in VolAero and are subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital or StartEngine investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital or StartEngine investors. Similarly, a sale of the company or assets of the company would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital or StartEngine may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the company of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	
TD Bank	$599,000	2.0%	12/31/2018	Loan has matured and may be called at any time.
Charles Zwebner	$254,256	0.0%	N/A	Related-party debt, which is payable on demand.
Non-related Party Individual	$250,000	0.0%	12/31/2019	Convertible note

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date	Exemption	Type of securities	Amount sold	Use of proceeds
August 2017	Section 4(a)(6)	Common Stock	$53,281.00	Operating expenses
April 2018	Section 4(a)(6)	Common Stock	$52,525.00	Operating expenses

14. Describe any transaction since the beginning of the company's last fiscal year, or any currently proposed transaction, to which the company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the company in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the company's outstanding voting equity securities, calculated on the basis of voting power; if the company was incorporated or organized within the past three years, any promoter of the company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or are currently proposed.

15. Discuss the company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the company are provided. A company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The company has established its base of operations and started executing on a sales and marketing plan. The sales cycle is slow, because it takes time to present to potential clients and obtain service contracts for drone operation jobs. But revenues have started and are increasing progressively over time. The finances of the company have been provided to date by shareholder equity and loans and will continue on a limited basis until such time that the proposed herein financing is in place.

Services revenue for the period January 1, 2017 to December 31, 2017 totaled $69,341.

Operating expenses for the period January 1, 2017 to December 31, 2017 totaled $618,583. The bulk of the operating expenses were for personnel-related costs. $290,721 for wages, $60,976 for employee benefits and $45,617 for professional fees.

Services revenue for the period January 1, 2018 to December 31, 2018 totaled $72,350.

Operating expenses for the period January 1, 2018 to December 31, 2018 totaled $383,436. The bulk of the operating expenses were for personnel-related costs. $110,784 went towards payroll and other related expenses.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $8,487 and $65,023 in advertising costs, respectively.

Net Income (Loss) Per Common Share

Basic earnings per share is computed using the weighted-average number of shares outstanding. The dilutive effect of potential shares outstanding is included in diluted net earnings per share. As of December 31, 2018 and 2017, no potentially dilutive instruments were outstanding

Accounts Receivable and Other Assets

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018 and 2017, the Company determined no allowance for uncollectible accounts was necessary.

As of December 31, 2018 and 2017, the Company had $28,400 and $1,860 in trade receivables outstanding, respectively. Historically, the Company has not experienced difficulty in collection or experienced a general adverse credit environment and, as such, no allowance for doubtful accounts has been established as of December 31, 2017. As of December 31, 2018, the Company had a reduced deposit in the amount of $16,249 related to its last 2 months lease, common area costs, and security deposits. The Company also provided a vendor with a $2,294 deposit on potential drone equipment, however has not yet purchased the new equipment as of December 31, 2017. During 2017, the Company was involved in two separate fundraising campaigns pursuant to Regulation CF (See Note 5). As of December 31, 2018, an aggregate 74,649 from issued shares was receivable from the registered funding portal.

The Company leases its administrative offices on a month-to-month basis from a related party corporation that is under common control of the Company's CEO. Total rent paid to the entity was $85,186 and $81,453 during 2018 and 2017, respectively. As of December 31, 2018, the Company was no longer leasing property from the related party corporation.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

VolAero has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

VolAero will file a report electronically with the SEC annually and post the report on its web site (www.volaerodrones.com) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statements Certification

Volaero UAV & Drones Holding Corp.

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Charles Zwebner, certify that the financial statements of VolAero, Inc. included in this Form are true and complete in all material respects.

/s/Charles Zwebner

X_____

Name: Charles Zwebner

 Title: Chief Executive Officer

Date: August 26, 2019

VOLAERO UAV & DRONES HOLDING CORP.
A Florida Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountants' Compilation Report

December 31, 2018 and 2017

VOLAERO UAV & DRONES HOLDING CORP.

Years Ended December 31, 2018 and 2017

Table of Contents





INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management
VolAero UAV & Drones Holding Corp.
Miami, Florida

Management is responsible for the accompanying consolidated financial statements of VolAero UAV & Drones Holding Corp. ("the Company"), which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Members of:
WSCPA
AICPA
PCPS

The financial statements for the year ending December 31, 2017 were reviewed by us, and we issued a review report, dated April 25, 2018, that we were not aware of any material modifications that should have been made to those consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. We have not performed any review procedures since that date.

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses since inception. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern. Management's plans with regard to these concerns are also included in Note 2.

Fruci & Associates II, PLLC

Spokane, WA
July 25, 2019

VolAero UAV & Drones Holding Corp.
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2017
(unaudited)

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 2,644	$ 162
Accounts receivable, net	28,400	1,860
Other receivables	20,751	67,307
Total current assets	51,795	69,329
Property and equipment, net	71,741	82,252
Deposits	355	18,543
Total assets	$ 123,891	$ 170,124
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 14,024	$ 122,486
Bank Overdraft	-	7,424
Debt	719,035	570,227
Advances - related party	316,006	254,256
Total current liabilities	1,049,065	954,393
Total liabilities	1,049,065	954,393
Commitments and contingencies		
Stockholders' equity		
Common stock, 5,105,806 and 5,074,656 shares issued and outstanding at December 31, 2018 and 2017	511	507
Additional paid-in capital	355,795	74,649
Stock Subscription Receivable	-	(800)
Accumulated deficit	(1,281,480)	(858,624)
Total stockholders' equity	(925,174)	(784,268)
Total liabilities and stockholders' equity	123,891	170,125

VOLAERO UAV & DRONES HOLDING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2018 and 2017
(unaudited)

	2018	2017
Revenue		
Sales, net	$ 72,350	$ 69,341
Total net revenue	72,350	69,341
Operating expenses		
Payroll and related expenses	110,784	290,721
Advertising and marketing	8,487	65,023
Professional fees	8,840	45,617
Rent	85,186	81,453
Depreciation and amortization	19,848	17,721
Employee Benefits	69,198	60,976
Repairs and maintenance	32	1,119
Insurance	21,455	12,237
General and administrative	59,606	43,716
Total operating expenses	383,436	618,583
Net loss from operations	(311,086)	(549,242)
Other income (expense)		
Financing fees	(3,330)	(4,764)
Interest expense	(108,440)	(10,845)
Total other income (expense)	(111,770)	(15,609)
Provision for income taxes	-	-
Net income (loss)	$ (422,856)	$ (564,851)

See accountant's compilation report and accompanying notes to the financial statements.

3

VolAero UAV & Drones Holding Corp.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
(unaudited)

	Common Stock		Additional	Common Stock	Accumulated	Stockholders'
	Shares	Amount	Paid-in Capital	Subscribed	Earnings (Deficit)	Equity
Balance on December 31, 2016	500,000 $	500 $	-	-	$ (293,773) $	(293,273)
Issuance of common stock for cash	74,656 $	7	74,649	(800)	-	74,656
Net income (loss)					(564,851)	(564,851)
Balance on December 31, 2017	574,656	507.00	74,649	(800)	(858,624)	(783,468)
Issuance of common stock for cash	31,150	4	31,146	800	-	31,150
BCF on note issuance	-	-	250,000	-	-	250,000
Net income (loss)	-	-	-	-	(422,856)	(422,856)
Balance on December 31, 2018	605,806 $	511 $	355,795 $	-	$ (1,281,480) $	(925,174)

See accountant's compilation report and accompanying notes to the financial statements.

4

VOLAERO UAV & DRONES HOLDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017
(unaudited)

	2018	2017
Cash flows from operating activities		
Net income (loss)	$ (422,856)	$ (564,850)
Adjustments to reconcile net income (loss) to net cash		
provided (used) by operating activities:		
Depreciation and amortization	19,848	17,721
Change in discount of convertible debt	94,017	-
Changes in operating assets and liabilities:		
Other receivables	20,016	(69,067)
Deposits	18,188	(2,180)
Accounts payable and accrued expenses	(108,462)	80,447
Net cash used by operating activities	(379,249)	(537,929)
Cash flows from investing activities		
Payments for the purchase of fixed assets	(9,336)	(15,242)
Net cash used by investing activities	(9,336)	(15,242)
Cash flows from financing activities		
Proceeds from sales of common stock	31,950	79,922
Bank Overdraft	(7,424)	6,066
Proceeds from line of credit	54,791	340,227
Proceeds from related-party loans	61,750	133,184
Proceeds from loan receivable	250,000	-
Net cash provided by financing activities	391,067	553,333
Net decrease in cash and cash equivalents	2,482	162
Cash and cash equivalents, beginning	162	-
Cash and cash equivalents, ending	$ 2,644	$ 162
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

See accountant's compilation report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

VolAero UAV & Drones Holding Corp. ("the Company") was incorporated on May 19, 2016 under the laws of the State of Florida, and is headquartered in Miami, Florida. VolAero provides innovative drone, imagery, and data processing technologies to assist its clients and customers with fast, accurate, and reliable data, enabling them to develop timely and actionable analytics while saving time, money, and resources and empowering them to better manage their affairs and compete in an ever-increasing competitive environment.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, VolAero UAV Imaging Services, Inc. (collectively, VolAero).
The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018 and 2017, the Company determined no allowance for uncollectible accounts was necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $8,487 and $65,023 in advertising costs, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $1,187,463 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through July 25, 2019, the date these financial statements were available to be issued. As of this date, there are no subsequent events to disclose.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has generated limited revenues, incurred losses from inception of approximately $1,187,463, and relies out outside sources to fund operations, all of which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its drone services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2018	2017
Office Furniture and Equipment	$ 47,260	$ 47,259
Drone Equipment and Accessories	66,128	56,792
	113,388	104,051
Accumulated depreciation	(41,647)	(21,799)
Property and equipment, net	$ 71,741	$ 82,252

Depreciation expense for the years ended December 31, 2018 and 2017, was $19,848 and $17,721, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS/DEBT

The Company has an expense reimbursement agreement with an entity under common control of the Company' CEO and majority shareholder. These expenses generally consist of salaries and related benefits paid to shared corporate personnel, rent, data processing services, and other corporate facilities costs. The related entity provides administrative, accounting, and other services to the Company. No direct costs are incurred by the Company with respect to salaries and wages, related taxes, or employee benefits. Actual costs, in addition to the monthly lease payments in the amount of $7,500, are invoices to the Company by the related entity and paid on a monthly basis. The Company also guarantees that a ratable portion of the accrued compensated absences due to shared employees will be reimbursed to the related party entity. As od December 31, 2018 and 2017, a total of $0 and $5,798 in accrued vacation was recognized die to the related-party in accrued expenses.

During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $316,006 and $254,256, respectively, and are recorded under 'Advances – related party' on the consolidated balance sheets.

During the years ended December 31, 2018 and 2017, the Company advanced funds to an entity under common control of the CEO and majority shareholder. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $20,751 and $60,000, respectively, and are recorded under 'Other receivables' on the consolidated balance sheets.

The Company also has access to a mirror-imaged line of credit facility guaranteed by one of the Company's investors, with a maximum credit line of $600,000. During 2018, the Company had utilized aggregated draws in the amount of roughly $599,000, which accrue interest at the prime rate. As of December 31, 2018 and 2017, the Company recognized $14,423 and $10,485, respectively, in interest due and payable on the principal balance of the credit facility.

During May 2018, the Company also entered into a note agreement with a non-related party individual in the amount of $250,000, which is due and payable on December 31, 2019. The note is also convertible at the holder's option into an aggregate 1,700,000 common shares at any time prior to maturity. Upon issuance, the Company recorded a debt discount associated with the beneficial conversion feature in the note in the amount of $250,000. During the year, amortization in the amount of $94,017 was recognized as interest and the remaining discount balance at year-end was $155,983 to be amortized during the year ended December 31, 2019.

NOTE 5 – STOCKHOLDERS'/MEMBERS' EQUITY

The Company has 10,000,000 authorized shares of common stock with a par value of $.0001.

During 2016, the Company received aggregate proceeds in the amount of $500 related to the issuance of shares to its founding shareholders, resulting in the issuance of 5,000,000 shares.

In 2017 and 2018, the Company participated in two separate crowdfunding campaigns, pursuant to Regulation CF. The Company sold an aggregate 74,656 shares to several individual investors at $1 per share, resulting in gross proceeds of $74,656. In connection with the offerings, the Company received cash payments of $62,785, was due $7,307 in proceeds held by the registered funding portal, was due $800 from a committed investor from whom funds had not been received, and recognized $3,764 in fees connected to the offering, recorded in financing fees.

During 2018, the Company participated in one crowdfunding campaign pursuant to Regulation CF. The Company sold an aggregate 31,150 shares to several investors at $1 per share, resulting in gross proceeds of $31,150. Additionally, all outstanding receivables from the prior year crowdfunding campaigns were received. The Company recognized $3,330 in financing fees associated with the capital raise.

NOTE 6 – OPERATING LEASE

The Company leases its administrative offices on a month-to-month basis from a related party corporation that is under common control of the Company's CEO. Total rent paid to the entity was $85,186 and $81,453 during 2018 and 2017, respectively. As of December 31, 2018, the Company was no longer leasing property from the related party corporation.